

Mail Stop 6010

June 16, 2008

Via Facsimile and U.S. Mail

Mr. Jal S. Jassawalla
Chief Executive Officer
World Heart Corporation
7799 Pardee Lane
Oakland, CA   94621

>   **Re: World Heart Corporation**
>   **Form 10-KSB for the year ended December 31, 2007**
>   **Filed March 27, 2008**
>   **File No. 0-28882**

Dear Mr. Jassawalla:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2007

Item 8A(T). Controls and Procedures, page 41

1.   We note your statement that "A control system cannot provide absolute assurance, however, that the objectives of the control systems are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Note 3 –Significant Accounting Policies, page F-10

– (i) Revenue recognition, page F-12

2.   We note your disclosures regarding multiple-element revenue transactions. Please revise future filings to disclose the significant elements in your multiple-element revenue transactions and to clarify how you determine vendor-specific objective evidence for each of the elements.

– (j) Stock-based compensation, page F-12

3.   We note from your statements of stockholders' equity and from Note 20 that you have issued warrants to non-employees. Tell us and revise this footnote in future filings to disclose your accounting policy for stock issued to non-employees. Refer to SFAS 123 and EITF 96-18.

– (p) Shipping and Handling Costs, page F-14

4.   Please tell us how your policy of recognizing shipping and handling costs billed and recovered from customers as a reduction of freight costs complies with paragraph 5 of EITF 00-10, or alternatively revise future filings to comply. In this regard, please also revise future filings to disclose how you classify shipping in handling costs. Refer to paragraph 6 of EITF 00-10.

Exhibits 31.1 and 31.2

5.	We note that the certification filed as Exhibits 31.1 and 31.2 did not include the language regarding internal control over financial reporting in the introduction to paragraph 4 and in paragraph 4(b) of Item 601(b)(31) of Regulation S-B. Please note the guidance in SEC Release 33-8618, which states that the omitted language in the introduction to the fourth paragraph and in paragraph 4(b) must be provided in the first annual report required to contain management's internal control report and in all periodic reports filed thereafter. Accordingly, please file an amendment to your Form 10-KSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B. Please note this comment also applies to your Form 10-Q as of March 31, 2008.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief